February 17, 1995


Mr. Sam Whitney
Food Technology Service, Inc.
1801 Thonotosassa Road
Suite 3
Plant City, Florida
33566


Dear Sir,

As you know, Nordion remains strongly committed to advancing food irradiation and fully supports the activities of FTSI in that regard. In particular, we note with gratification the progress being made by FTSI in connection with the conditions described in our letter of November 23, 1994.

As a result, please accept this letter as our confirmation of the fulfillment of those conditions and no further requirements in this regard. We look forward to working with you in bringing this technology forward to ensure safer foods for consumers.


Your sincerely,




F.M. Fraser
Vice-President
Market Development

c.c.  David Nicholds